Filed Pursuant to Rule 424 (b)(3)
Registration No. 333-128885

DESERT CAPITAL REIT, INC.
Supplement No. One, Dated July 11, 2006
To Prospectus, Dated March 22, 2006

This Supplement is part of, and should be read in conjunction with, the Prospectus dated March 22, 2006. Capitalized terms used in this Supplement have the same meanings as in the Prospectus unless otherwise stated herein.

Information as to loans funded is presented as of June 30, 2006. Information regarding loans funded after June 30, 2006 will be reported in a subsequent supplement.

RECENT DEVELOPMENTS

As of June 30, 2006 Desert Capital had funded 377 loans with an aggregate principal amount of $196.9 million. Of these loans, 76% consisted of acquisition and development loans and 24% consisted of construction loans. The average interest rate payable on these loans is 13.39% and the average maturity date of the loans is 12 months.

STATUS OF THE OFFERING

As of June 30, 2006, Desert Capital had received subscriptions from this offering for approximately 165,672 common shares, totaling $2.49 million in gross proceeds. Of this amount, we have paid approximately $236,082 to CMC Financial Services Inc., the dealer manager of this offering and an affiliate of Desert Capital, pursuant to the terms of the dealer manager agreement.

THE OFFERING

Plan of Distribution

The following paragraphs are hereby added as the last paragraphs under this heading.

We may from time to time allow the following persons to purchase shares net of the 6.0% sales commission that is reallowed to soliciting dealers at a per share price of $14.10: (i) a registered principal or representative of a soliciting dealer who buys our shares for personal investment purposes, and (ii) a client of an investment adviser registered under the Investment Advisers Act of 1940, as amended, or under applicable state securities laws. Because all sales must be made through a registered broker-dealer, the investment adviser must arrange the placement of the transaction through a soliciting dealer who has signed an agreement with our Dealer-Manager. In both instances, we will require the subscriber to agree that any transfer of our shares must be for a price equal to or less than the purchase price paid by such subscriber. The amount of proceeds we receive will not be affected by eliminating the reallowed sales commissions payable in connection with sales to the above subscribers.

All investors in this offering will be deemed to have contributed the same amount per share to us whether or not the investor receives a discount. Accordingly, for purposes of distributions, investors who purchase shares net of commissions will receive higher returns on their investment in us as compared to investors who do not purchase shares net of commissions.

Share Repurchase Plan

We are expanding the scope of our Share Repurchase Plan. Previously, our Repurchase Plan was available only for stockholders who purchase their shares directly from us or certain transferees and was not intended to provide liquidity to any stockholder who acquired his shares by purchase from another stockholder. We have decided to remove this restriction, so that our Repurchase Plan will be available to all of our stockholders on an equal basis, regardless of how or from whom the stockholder acquired his shares. For the purpose of determining the time period for which a stockholder has held his shares, the period shall begin on the date the shares are titled in his name. Any stockholder who has held common stock for more than one year, whether purchased directly, through the DRIP or from another stockholder, with appropriate notice to the reinvestment agent, may present all or any portion of his or her common stock to us for repurchase.

The price at which we repurchase our shares of common stock will be determined by us. Shares of common stock that are presented to us for repurchase between one year and two years after the date of purchase by the stockholder presenting the shares (whether directly, through the DRIP, or from another stockholder) will be repurchased for a price of 90% of then fair market value, or 90% of the actual purchase price, whichever is less. Shares that are presented for repurchase between two years and three years after the date of purchase by the stockholder presenting the shares will be repurchased for a price of 95% of then fair market value, or 95% of the actual purchase price, whichever is less. Shares that are presented for repurchase after three years after the date of purchase by the stockholder presenting the shares will be purchased for the then fair market value or the actual purchase price, whichever is less. For all price determinations set forth in this paragraph, the phrase “actual purchase price” means the price paid by the original purchaser of the shares, so that if a share is transferred for a different price, and the subsequent transferee presents the share to us for repurchase, we will determine the redemption price in reference to the price paid by the initial purchaser, and not the price paid for the subsequent transfer.

All other terms and conditions related to the Repurchase Plan remain in effect as previously disclosed.